CARECLOUD, INC.

7 Clyde Road

Somerset, New Jersey 08873

April 23, 2025

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Attn:	Mr. Edwin Kim

Re:	CareCloud, Inc. Acceleration Request for Registration Statement on Form S-3
Commission File No. 333-286431

Dear Mr. Kim:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Act”), CareCloud, Inc. (the “Company”) hereby requests that the effective date for the above captioned Registration Statement be accelerated so that it will be declared effective on April 24, 2025 at 4:00 p.m. Eastern time, or as soon thereafter as practicable. In making this acceleration request, the Company acknowledges that it is aware of its responsibilities under the Act.

The Company requests that it be notified of such effectiveness by a telephone call to Mr. Peter Katzman, of Song P.C., at (212) 599-0320. Thank you for your attention to this matter.

Sincerely,

CARECLOUD, INC.

By:	/s/ Stephen Snyder
Stephen Snyder, Co-Chief Executive Officer

cc: Peter Katzman, Song P.C.